UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 2, 2021

ANDINA ACQUISITION CORP. III

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-38785	N/A
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

Calle 113 # 7-45 Torre B

Oficina 1012

Bogotá, Colombia

(Address of Principal Executive Offices) (Zip Code)

(646) 565-3861

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share, one right, and one redeemable warrant	ANDAU	The NASDAQ Stock Market LLC
Ordinary Shares, par value $0.0001 per share	ANDA	The NASDAQ Stock Market LLC
Rights, each to receive one-tenth (1/10) of one ordinary share	ANDAR	The NASDAQ Stock Market LLC
Redeemable warrants, exercisable for ordinary shares at a price of $11.50 per share	ANDAW	The NASDAQ Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

As previously disclosed in Andina Acquisition Corp. III (“Andina”)’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 3, 2021, and the Registration Statement on Form S-4 originally filed by Andina with the SEC on March 31, 2021, including amendments thereto (the “Registration Statement”), on January 28, 2021, Andina entered into a Business Combination Agreement (the “Business Combination Agreement”) with Stryve Foods, LLC (the “Company”) for a proposed business combination (the “Transaction”), pursuant to which, subject to the terms and conditions set forth therein, Andina will, among other things, reincorporate from the Cayman Islands to the State of Delaware and complete certain business combination transactions with the Company.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is an investor presentation (the “Investor Presentation”), dated June 2, 2021, that will be used by Stryve during an investor conference in which Stryve will participate on June 2, 2021, as described in Item 8.01 below.

The Investor Presentation is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01 Other Items.

On June 2, 2021, the Company issued a press release announcing that the Company will participate virtually in the “Summer Solstice – Best Ideas from the Buy-Side” conference. The press release is attached hereto as Exhibit 99.2 and incorporated by reference herein.

ADDITIONAL INFORMATION

Forward-Looking Statements

Certain statements made herein contain, and certain oral statements made by representatives of Andina, the Company and their respective affiliates (including the Seller), from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Andina’s and the Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “aim,” “continue,” “target,” “milestone,” “will,” “could,” “should,” “believe,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Andina’s, the Company’s and the Seller’s expectations with respect to future performance and anticipated financial impacts of the Transactions, the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Andina, the Company or the Seller and are difficult to predict. Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the inability to complete the Transaction due to the failure to obtain approval of the shareholders of Andina or satisfy other conditions to closing in the Business Combination Agreement; (3) the inability to obtain or maintain the listing of Andina’s common stock on Nasdaq following consummation of the Transaction; (4) the risk that the Transactions disrupt current plans and operations of the Company as a result of the announcement and consummation of the Transactions; (5) the ability of the combined company to recognize the anticipated benefits of the Transactions or meet its financial and strategic goals, which may be affected by, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability, maintain relationships with customers, suppliers and retailers and retain its management and key employees; (6) costs related to the Transactions; (7) changes in applicable laws or regulations; (8) the possibility that Andina or the Company may be adversely affected by other economic, business, and/or competitive factors; and (9) the effect of the COVID-19 pandemic on Andina and the Company and their ability to consummate the proposed business combination; and (10) other risks and uncertainties described from time to time in the Registration Statement , including those under the heading “Risk Factors” therein as well as other risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by Andina, and in other filings with the SEC made by Andina. The foregoing list of factors is not exclusive. Readers are referred to the most recent reports filed with the SEC by Andina. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Andina, the Company and the Seller undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those projections and forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information, cost savings, synergies and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond the control of Andina, the Company or the Seller.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits hereto do not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions. This Current Report on Form 8-K is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit	Description
99.1	Investor Presentation of Stryve Foods, LLC dated June 2, 2021
99.2	Press Release of Stryve Foods, LLC, dated June 2, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 2, 2021
ANDINA ACQUISITION CORP. III

	By:	/s/ Julio Torres
	Name:	Julio A. Torres
	Title:	Chief Executive Officer